Filed by Renovis, Inc.

Commission File No. 000-50564

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Renovis, Inc

CIBC World Markets 18th Annual Healthcare Conference

November 7, 2007

Speaker:	... analyst at CIBC. Our next presenter is Renovis, a company focused on developing drugs for pain and inflammatory diseases. It was recently announced that Renovis would be acquired by Evotec, a German company which is developing drugs for insomnia and central nervous system diseases and here to describe the capabilities of the new combined company is John Walker, the Executive Chairman of Renovis.

John:

Thank you Brad(?), and again, I thank everybody for attending today. I know the last slot on the meeting schedule is always a little bit of a difficult one in any event. And clearly, I think most of you, if you are familiar with Renovis know that we’ve already entered into a pretty significant transaction which does really change the company. So before I get started in trying to describe Renovis and the transaction to you, I’d like to remind you that I do intend to take advantage of the Safe Harbor provisions in regard to any forward-looking statements that I might make. And I would also like to refer all of you to the 8K that the company filed on the 24th of September in as much as it relates to the agreement and the plan of merger that Evotec and Renovis entered into at that time. And I do intend to describe a little bit of that transaction, but again, I want to make sure that you refer appropriately to the 8K in regard to any questions you might have.

Just to give you a little bit of a snapshot, I think many of you are familiar with the fact that Renovis was founded back in 2000. We completed our initial public offering in 2004 and as indicated we announced the transaction with Evotec here in September of 2007. With the failure of our lead program, NXY059, which was being developed in partnership with AstraZeneca for stroke approximately a year ago in October of 2006, the company really became very much a preclinical story with focus on our integrated small molecule discovery and development efforts which are highly concentrated libraries that as I’ll describe to you are really concentrated around ion channels. The therapeutic indications as Brad has already indicated for you of this approach, have really been within a couple of very large market areas in inflammation and pain and importantly we’ve progressed these programs along so that we do anticipate two INDs being filed in 2008. We have the benefit of a partnership that I’ll describe in some detail with Pfizer on our initial program in VR1 and certainly believe that we have a very capable and significant effort underway in terms of small molecule drug discovery. The type of programs that we have been working on as I indicated are focused around ion channels. They do lead to three programs of particular note at this juncture and VR1 antagonist which as I’ve indicated is partnered with Pfizer. P2X7 program in inflammation which is unpartnered at this point. And an additional program in pain around P2X3. So again, the focus of the company has been highly concentrated. You certainly are all aware of the fact that these markets are significant and therefore have significant appeal from a partnering perspective. I might also indicate that for the most part, the company has really focused on what I would describe as more of a fast follower type of an approach as opposed to purely a first in class approach to drug discovery and that means that as you look at these targets that there is some degree of validation around these targets that have been established by others and our focus has really been to develop if you will, better compounds and use the strength of our chemistry organization really to develop something that would be of keen interest from a partnering perspective.

The lead program is as already mention, around VR1 antagonist. This is a program or target that has both clinical as well as preclinical validation for pain. It’s a safe and effective antagonist that could potentially deliver an ideal drug profile as a strong analgesic, non-addictive program with minimal side effects. There are other indications in addition to pain such as urinary incontinence, asthma and others for which it could have some utility and a result of that broad application was the basis of a relationship that we established with Pfizer back in 2005. The economics of the transaction have been attractive. Most importantly this year, we received a $4.5 million milestone payment for the movement, if you will, forward of a clinical candidate. We do receive double-digit royalties on worldwide net sales and important to note that our relationship with Pfizer has been a strong one as exhibited by the extension of the research term of this collaboration in April of this year. We do expect, by the way, Pfizer to enter into phase 1 studies during the first half of 2008, so this program has moved forward nicely as a result of the partnership with Pfizer.

The other program that we have in pain is really around a more novel target, but one that, again, is validated, P2X3, which is part of the purinergic receptor family, but again, like VR1 shares commonality around an ion channel activity. So, the important thing to simply note there is that this continues to represent the type of focus that we have and as a company, obviously allows us to continue to develop from a focused chemistry effort leads very quickly and then to move those forward from an optimization standpoint.

P2X3 is an earlier-stage program at this point in time. It is an unpartnered asset, but we do believe that it has relatively large market opportunity in regard to inflammatory pain, neuropathic pain, and urinary incontinence.

The more advanced of our unpartnered pre-clinical programs is also around a purinergic receptor. This is P2X7 which has broad applicability in inflammation.

It mediates the release of pro-inflammatory cytokines, IL1B and IL18 and this again, is a target that has very strong industry interest. We have advanced this program to late-pre-clinical stage at this time and we would anticipate that we would in an unpartnered manner advance this to IND studies in 2008 as well, but I would point out that this is a partnering opportunity as we have described it as part of our overall strategy and is one that we do believe will be the focus of a partnership transaction as we look towards 2008 as well.

One of the things that I wanted to talk about here and I’m skipping forward a little bit, is in regard to the proposed relationship with EVT. I’ve described for you what was really the pre-clinical pipeline from Renovis. As a board, we certainly felt that we had sufficient capital to continue to prosecute this program. We have, at this point in time, roughly over $80 million in cash, but we felt that it was important for us to look at an opportunity to forward-integrate the company and so we were very pleased as we entered into discussions with Evotec that that opportunity would present itself. The transaction that we announced in September called for a fixed exchange ratio of 1.05 shares of Evotec stock for each share of Renovis stock. This basically valued the company at $152 million approximately in September and represented about a 48 or 49 percent premium over the then current price of Renovis at the time that the transaction was announced. The Renovis shareholders will have the benefit of approximately 31 percent of the combined entity post merger. The post-merger company will have 108 million shares outstanding. The stock of Evotec currently trade on the Frankfurt exchange, but importantly, the cash/cash equivalent in short-term investments of the combined entity will approximate about 240 million. The 175 million that is listed here is that which would exist on a pro forma basis at the end of August of 2007, but importantly, it does not include 64 million in proceeds that will come to Evotec as a result of the sale of their chemical scale up business to Aptuit(?), a transaction that is expected to close here in the near future. So the combination of capital in the combined company at roughly 230 million does provide a minimum of three years worth of capital for the company to continue to advance its pipeline and I think as I’ll share with you in a minute, you’ll agree that the pipeline is very robust and provide significant upside opportunity for the combined company at this point. Importantly as part of this transaction, Evotec needs to apply for NASDAQ listing with level 2 ADRs. We anticipate that the F4 will be filed here within the next 30 days or so and that that will initiate the process leading to the registration of those securities. Once those securities have been registered, we will in fact, go out for Shareholder vote and hope to be able to close this transaction within the first quarter of 2008. Given the fact that we will have roughly a 31 percent ownership position in the combined company. The Renovis shareholders will designate, and have designated essentially, two board members of the six that will be part of Evotec’s advisory board. Those two board members will be myself and Corey Goodman who had until the end of September been the CEO of Renovis and is continuing on as a director and also as a member of the scientific advisory board of the company even though as many of you are already aware, he accepted a position with Pfizer to head up their new effort in biotherapeutics. So we’re delighted that Corey is going to be able to continue his strong association, not only with Renovis, but with the combined entity as well. And again, as a final closing condition, the shareholder vote, which again, we expect will take place before the end of the first quarter of next year.

The important aspect of the combined company and that we felt strongly about from a board standpoint at Renovis was the fact that Evotec had several important clinical programs. So again, our interest in looking at being a pre-clinical company with cash was the opportunity to forward integrate into more of a clinical development pipeline. The important asset that Evotec has is EV201 for insomnia. This is a GABAA receptor modulator and does address a number of the limitations of some of the market leading insomnia drugs at this point in time. As many of you may already be aware, within the last several months, Evotec has presented data from two different phase 2 studies on EVT201. The first, within primary adult insomniacs, and the most important findings from that standpoint were statistical significant improvements, both in terms of sleep maintenance as well as sleep onset and also demonstrated a more appropriate safety profile. Additionally, within the last several weeks, Evotec also announced results from a second phase 2 proof of concept study in elderly insomniacs and this basically confirmed the information that was originally announced as a result of the first phase 2 study. Basically, robust effects on both sleep onset as well as sleep maintenance with no significant residual effects. EVT was also very safe and well tolerated in these studies. So we have what we believe is a very valuable asset leading the clinical pipeline of the combined company with EVT201. There are several other clinical programs underway at Evotec, EVT101 in Alzheimer’s in pain, EVT302 for smoking cessation(?) and potentially for Alzheimer’s, and EVT103 which is an oral antagonist for NMDA.

We have combined that clinical pipeline with the preclinical assets that I described for you previously from Renovis in VR1, P2X7, P2X3, as well as a number of other earlier stage discovery programs that Evotec has underway at this point in time.

What we believe that the combined company now represents will be of significant interest particularly as we have registered securities in the U.S. as a global C&S(?) pure play with compelling phase 2 data in insomnia in an unpartnered asset at this point in time with a broad and deep clinical pipeline as well as a strong late-stage pre-clinical and discovery pipeline.

In addition, as I think most of you are aware, between the Renovis partnerships and the partnerships that Evotec already has in place, there’s a very strong partnership profile of the combined entity with relationships with Pfizer, Berringer Ingleheim and Roche and clearly a business strategy that will continue to see a number of partnerships develop around the currently unpartnered programs which include, again, both clinical as well as preclinical assets. There is a very strong balance sheet of the merged company with in excess of three years of cash at this point in time and additional capital that we believe will be raised through the partnerships and again importantly anticipated liquidity through NASDAQ listing which we would expect would be in place here as we look at turning the corner into the January timeframe with closing the transaction by the end of the first quarter of next year.

So that concludes the remarks that I had intended to share with you today and so this should end the web-based broadcast to the extent that’s being done at this point and I’ll just open this for any questions that anyone might have as this would serve as our breakout session, again, to the extent that anyone has any questions.

END

Additional information about the transaction

Renovis filed a Current Report on Form 8-K with the Securities and Exchange Commission on September 24, 2007, that includes as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080. In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Evotec and Renovis and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Evotec and Renovis, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the Registration Statement on Form F-4 to be filed with the Securities and Exchange Commission by Evotec and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the Securities and Exchange Commission.